UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d -1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d -2(a)

(Amendment No. 2)*

Jackson Hewitt Tax Service Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value per Share
(Title of Class of Securities)

468202106
(CUSIP Number)

James J. Wheaton, Esq.
Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, VA 23462
(757) 687-7719
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2009
(Date of Event That Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of the Sections 240.13d -1(e), 240.13d -1(f) or 240.13d(g), check the following box.  [   ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties for whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 468202106

1.	NAMES OF REPORTING PERSONS

JTH Tax, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ]
(b) [ X ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

2,235,337

	8.	SHARED VOTING POWER

0

	9.	SOLE DISPOSITIVE POWER

2,235,337

	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,235,337

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (see instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
7.8% (28,791,958 shares of common stock of the issuer were outstanding as of February 28, 2009).

14.	TYPE OF REPORTING PERSON (see instructions)
CO

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Statement on Schedule 13D, dated March 20, 2009 and filed on March 30, 2009, as amended by Amendment No.1 to Schedule 13D, filed on March 30, 2009 (as amended, the “Original Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Jackson Hewitt Tax Service Inc. (the “Issuer”), a Delaware corporation. JTH Tax, Inc. (the “Reporting Person”) is filing this Amendment to disclose certain acquisitions and dispositions of the Issuer’s Common Stock and call and put options in open market transactions between March 31, 2009 and May 15, 2009, and to disclose material changes to the Reporting Person’s purpose for owning the Issuer’s Common Stock.

     Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

     “All purchases of Common Stock and presently exercisable call options by the Reporting Person between March 31, 2009 and May 15, 2009 were made in open market transactions, funded by the working capital of the Reporting Person. The net aggregate purchase price, excluding commissions, for these shares of Common Stock and options acquired since the Original Schedule 13D, which are reported herein as shares beneficially owned by the Reporting Person, was $2,867,994.40. ”

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

     “The Reporting Person has evaluated the opportunities presented by a potential strategic transaction between the Reporting Person and the Issuer and has concluded that at this time, such a transaction is not likely to be in the best interests of the Reporting Person, its franchisees or its shareholders. As a shareholder of the Issuer, the Reporting Person reserves the right to engage in communications, without limitation, with one or more stockholders of the Issuer, the Issuer, the Issuer’s board of directors or others affiliated with the Issuer. However, the Reporting Person has no intention at this time to increase its investment position in the Issuer, and anticipates further dispositions of Common Stock and options, and other derivative transactions (other than through the exercise of existing call options) with respect to the Issuer’s Common Stock, either in the open market or in privately negotiated transactions, in order to further reduce its net investment position in the Common Stock. The timing and level of such transactions will depend upon the Reporting Person’s evaluation of the Issuer’s business, prospects, operating results and financial condition, the availability of and market for the Common Stock, the availability and nature of opportunities to dispose of the Reporting Person’s interest in the Issuer or to realize trading profits or minimize trading losses, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors.

     Although the foregoing reflects potential activities presently contemplated by the Reporting Person with respect to the Issuer, the foregoing is subject to change at any time. Except as set forth in this Item 4, as amended, the Reporting Person has no present plans or proposals that would relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act.”

Item 5.	Interest in Securities of the Issuer.

     Item 5(a) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

     “As of the close of business on May 15, 2009, the Reporting Person is deemed to be the beneficial owner of 2,235,337 shares of the Issuer’s Common Stock and presently exercisable call options, constituting approximately 7.8% of the shares of Common Stock outstanding. The aggregate percentage of shares reported herein is based upon 28,791,958 shares outstanding, which is the total number of shares outstanding as of February 28, 2009 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on March 12, 2009 for the fiscal quarter ended January 31, 2009.”

     Item 5(b) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

     “The Reporting Person has the sole power to vote or direct the vote of 2,235,337 shares of Common Stock and the sole power to dispose or direct the disposition of 2,235,337 shares of Common Stock.”

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

     “The Reporting Person has engaged in the following transactions in the Issuer’s Common Stock from March 31, 2009 to May 15, 2009:

	Shares	Shares	Price		Description
	Acquired	Disposed	Per Share ($)		of Transaction
March 31, 2009	0	150,000	1.28	(1)	Call option contracts sold to close
March 31, 2009	200,000	0	5.46	(1)	Open market purchases
April 1, 2009	0	50,000	0.98	(1)	Call option contracts sold to close
April 13, 2009	0	35,000	1.60	(1) (2)	Call option contracts sold
April 14, 2009	0	100,000	1.59	(1) (2)	Call option contracts sold
April 16, 2009	0	165,000	1.57	(1) (2)	Call option contracts sold
April 17, 2009	0	40,000	1.25	(1) (2)	Call option contracts sold
April 17, 2009	610,000	0	2.50	(1)	Purchase through exercise of call option contracts
April 20, 2009	0	150,000	1.18	(1) (2)	Call option contracts sold
April 22, 2009	0	20,000	1.25	(1) (2)	Call option contracts sold
April 27, 2009	0	20,000	0.80	(1)	Put option contracts bought to close
April 27, 2009	0	15,000	0.80	(1) (3)	Put option contracts purchased
April 27, 2009	0	5,000	0.95	(1) (2)	Call option contracts sold
April 27, 2009	1,000	0	4.34	(1)	Open market purchases
April 28, 2009	0	100,000	0.80	(1) (3)	Put option contracts purchased
April 28, 2009	0	100,000	0.95	(1) (2)	Call option contracts sold

April 29, 2009	0	100,000	0.70	(1) (3)	Put option contracts purchased
April 30, 2009	0	178,300	1.30	(1) (2)	Call option contracts sold
April 30, 2009	50,000	0	4.92	(1)	Open market purchases
April 30, 2009	0	9,900	5.28	(1)	Open market sales
May 4, 2009	0	200,000	1.05	(1) (2)	Call option contracts sold
May 4, 2009	0	35,000	0.45	(1) (3)	Put option contracts purchased
May 11, 2009	0	100,000	0.20	(1) (4)	Call option contracts sold
May 11, 2009	0	100,000	0.55	(1) (2)	Call option contracts sold
May 12, 2009	0	200,000	0.51	(1) (2)	Call option contracts sold
May 14, 2009	0	175,000	4.58	(1)	Open market sales
May 14, 2009	0	50,000	0.50	(1) (3)	Put option contracts purchased
May 15, 2009	0	300,000	5.00	(1)	Sale through exercise of put options

(1)	Excluding commissions.
(2)	As of May 15, 2009 call option contracts have not been exercised.
(3)	Put option contracts exercised on May 15, 2009.
(4)	Call option contract that expired unexercised on May 15, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and superseded as follows:

     “As of May 15, 2009, the Reporting Person had entered into the following contracts with regard to the Issuer’s Common Stock:

     On March 18, 2009, the Reporting Person acquired 50 call option contracts on the International Securities Exchange. Each contract gives the Reporting Person the right to purchase 100 shares of the Issuer’s Common Stock at $2.50 per share. The call option contracts have a maturity date of July 17, 2009. The acquisition price of each contract was $130.00, excluding commissions.

     On April 13, 2009, the Reporting Person sold 350 call option contracts on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of January 15, 2010. The sales price of each contract was $160.00, excluding commissions.

     On April 14, 2009, the Reporting Person sold 1,000 call option contracts on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of January 15, 2010. The average sales price of each contract was $159.14, excluding commissions.

     On April 16, 2009, the Reporting Person sold 1,650 call option contracts; 650 contracts were sold on the Philadelphia Stock Exchange, 950 contracts were sold on the Pacific Stock Exchange and 50 contracts were sold on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of January 15, 2010. The average sales price of each contract was $157.12, excluding commissions.

     On April 17, 2009, the Reporting Person sold 400 call option contracts on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of October 16, 2009. The sales price of each contract was $125.00, excluding commissions.

     On April 20, 2009, the Reporting Person sold 1,500 call option contracts; 1,400 contracts were sold on the Philadelphia Stock Exchange and 100 contracts were sold on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of January 15, 2010. The average sales price of each contract was $117.68, excluding commissions.

     On April 22, 2009, the Reporting Person sold 200 call option contracts on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of January 15, 2010. The sales price of each contract was $125.00, excluding commissions.

     On April 27, 2009, the Reporting Person sold 50 call option contracts on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of January 15, 2010. The sales price of each contract was $95.00, excluding commissions.

     On April 28, 2009, the Reporting Person sold 1,000 call option contracts on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of January 15, 2010. The sales price of each contract was $95.00, excluding commissions.

     On April 30, 2009, the Reporting Person sold 1,783 call option contracts; 434 contracts were sold on the Pacific Stock Exchange and 1,349 contracts were sold on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of January 15, 2010. The average sales price of each contract was $129.94, excluding commissions.

     On May 4, 2009, the Reporting Person sold 2,000 call option contracts on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of January 15, 2010. The average sales price of each contract was $105.42, excluding commissions.

     On May 11, 2009, the Reporting Person sold 1,000 call option contracts on the International Securities Exchange. Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of June 19, 2009. The sales price of each contract was $54.50, excluding commissions.

     On May 12, 2009, the Reporting Person sold 2,000 call option contracts; 768 contracts were sold on the Pacific Stock Exchange and 1,232 contracts were sold on the International Securities Exchange.

Each contract gives the purchaser the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share from the Reporting Person. The call option contracts have a maturity date of June 19, 2009. The average sales price of each contract was $50.58, excluding commissions.

     Except as otherwise disclosed in this Item 6, the Reporting Person has no knowledge of any contracts, arrangement, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.”

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2009

JTH Tax, Inc.
By:	Mark F. Baumgartner

/s/	Mark F. Baumgartner
Name:	Mark F. Baumgartner
Title:	Chief Financial Officer